                                                                    EXHIBIT 12.2


                          Archstone Communities Trust
                  Computation of Ratio of Earnings to Combined
                  Fixed Charges and Preferred Share Dividends

                         (Dollar amounts in thousands)

                                  (Unaudited)

                                                                                 Year Ended December 31,
                                                ---------------------------------------------------------------------------------
                                                    1998        1997 (1)          1996              1995               1994
                                                ------------  -----------    ---------------   ---------------    ---------------
Earnings from operations......................      $133,926      $24,686           $ 94,089          $ 81,696            $46,719
Add:
     Interest expense.........................        83,350       61,153             35,288            19,584             19,442
                                                ------------  -----------    ---------------   ---------------    ---------------
Earnings as adjusted..........................      $217,276      $85,839           $129,377          $101,280            $66,161
                                                ============  ===========    ===============   ===============    ===============
Combined fixed charges and Preferred
   Share dividends:
     Interest expense.........................      $ 83,350      $61,153           $ 35,288          $ 19,584            $19,442
     Capitalized interest.....................        29,942       17,606             16,941            11,741              6,029
                                                ------------  -----------    ---------------   ---------------    ---------------
          Total fixed charges.................      $113,292      $78,759           $ 52,229          $ 31,325            $25,471
                                                ============  ===========    ===============   ===============    ===============
     Preferred Share dividends................        20,938       19,384             24,167            21,823             16,100
                                                ------------  -----------    ---------------   ---------------    ---------------
Combined fixed charges and Preferred
   Share dividends............................      $134,230      $98,143           $ 76,396          $ 53,148            $41,571
                                                ============  ===========    ===============   ===============    ===============
Ratio of earnings to combined fixed
   charges and Preferred Share dividends......           1.6          0.9                1.7               1.9                1.6
                                                ============  ===========    ===============   ===============    ===============

(1) Earnings from operations for 1997 includes a one-time, non-cash charge of $71.7 million associated with costs incurred in acquiring the Management Companies from an affiliate. Accordingly, earnings from operations were insufficient to cover combined fixed charges and Preferred Share dividends by $12.3 million for the year ended December 31, 1997. Excluding this charge, the ratio of earnings to combined fixed charges and Preferred Share dividends for the year ended December 31, 1997 would be 1.6.